

October 11, 2022

Kelly Dvorak
General Counsel
Bank First Corporation
402 North 8th Street
Manitowoc, WI 54220

> **Re: Bank First Corporation**
> **Registration Statement on Form S-4**
> **Filed September 26, 2022**
> **File No. 333-267621**

Dear Kelly Dvorak:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed September 26, 2022

General

1. It appears that you have not included all of the disclosure concerning Hometown Bancorp, Ltd. called for under Item 17 of Form S-4. Please provide us with an analysis as to why you believe this information is not required or amend your registration statement to include this information.

Summary

Board Composition and Management of Bank First after the Merger, page 13

2. We note your disclosure that Bank First will appoint Timothy J. McFarlane, Chief Executive Officer and Chairman of Hometown Bancorp, as a director of both Bank First and Bank First, N.A. at the effective time of the merger. Please file the consent of Mr.

McFarlane required by Rule 438 of the Securities Act, or tell us why you are not required to do so.

The Merger
Background of the Merger, page 34

3.   Please expand your disclosure to describe how the merger consideration was determined and how the board of Hometown took this factor into account in recommending the transaction.

4.   We note your disclosure in the penultimate paragraph of this section that Piper Sandler & Co. provided a fairness opinion to the Bank First board. Please file the opinion and Piper's consent as exhibits to your registration statement, or advise. Refer to Rule 436 of the Securities Act.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Mark C. Kanaly